Results of Meeting of Shareholders

IDS LIFE VARIABLE ANNUITY FUND A

REGULAR MEETING OF SHAREHOLDERS HELD ON NOVEMBER 13, 2002

(UNAUDITED)

A brief description of each proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each proposal is set forth below.

Proposal 1

To elect the five nominees specified below as Board members.

                       Shares Voted "For"   Shares Withholding Authority to Vote
Gumer C. Alvero           3,503,898.873                  230,985.243
Timothy V. Bechtold       3,521,765.790                  213,118.326
Rodney P. Burwell         3,513,824.365                  221,059.751
Jean B. Keffeler          3,491,594.296                  243,289.820
Thomas R. McBurney        3,516,391.284                  218,492.832

Proposal 4

To approve changes to the Investment Management Services Agreement.

Shares Voted "For"    Shares Voted "Against"    Abstentions    Broker Non-Votes
   3,326,735.458            234,500.107         173,648.551          0.000

Proposal 5

To approve a policy authorizing AEFC, subject to Board approval, to retain and replace subadvisers, or to modify subadvisory agreements, without shareholder approval.

Shares Voted "For"    Shares Voted "Against"    Abstentions    Broker Non-Votes
   3,263,118.947            335,541.682         136,223.487          0.000